WESTMONT RESOURCES, INC.
1621 FREEWAY DRIVE, SUITE 209
MOUNT VERNON WA 98273

January 12, 2009

U.S. Securities and Exchange
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20509

Attn:  Michael Karney
Attorney-Advisor
Mail Stop 7010

Re:	Westmont Resources, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 3, 2008
Form 10-KSB filed September 9, 2008
Form 10-Q Filed October 15, 2008
File No. 000-52398

Dear Mr. Karney:

This letter is in response to your comment letter dated January 2, 2009.  Based upon a conversation which we had with you clarify certain aspects of the comment letter, we hereby provide this supplemental information to our Preliminary Information Statement on Schedule 14C filed December 3, 2008.

With respect to Comment items 1 and 2, we have revised certain language in the Preliminary Information Statement on Schedule 14C.  The revised Schedule 14C is attached hereto in its entirety.  However, in order to facilitate your review, the revisions are set forth below.  Please note that we have also changed various dates in the Schedule 14C to make them more appropriate, i.e., Date for Current Shareholdings (January 12, 2009), Date for Mailing to Stockholders (January 21, 2009) and Effective Date of Proposed Amendments February 11, 2009).

1.  Comment:  We note that your Form 8-K filed on November 26, 2008 describes a change in control of the company.  Please refer to Item 1 of Schedule 14C and Item 6(e) of Schedule 14A and provide the disclosure required by these Items in your Information Statement.

U.S. Securities and Exchange Commission
January 12, 2009
Page Two

1.  Response:  The following language has been added just prior to the section entitled “Principal Stockholders - Security Ownership of Certain Beneficial Owners and Management” on page 3:

Recent Changes in Control of the Company

On November 21, 2008, there was a change in control of the Company, as described herein below.

On November 21 2008, a transaction closed which involved a Share Purchase Agreement (the “Purchase Agreement”), by and among the Company, Dr. Bruce E. Fischer, an individual, (“Fischer”) and Glenn McQuiston, an individual, (“McQuiston”), whereby the Company agreed to acquire all of the issued and outstanding capital stock of Avalon International, Inc, a Washington corporation (“Avalon”) in exchange for an aggregate of Twenty-two Million Five Hundred Thousand (22,500,000) shares of common stock of the Company, par value $0.001 per share (the “Company’s Common Stock”), which shall be issued in the name of F&M, Ltd., a Nevada corporation, (“F&M”).  Mr. McQuiston has a Five percent (5%) ownership interest in F&M and Dr. Fischer is the Managing Director of both F&M and The Avalon Group, Ltd., a Nevis corporation, which has a Ninety-five percent (95%) ownership interest in F&M.

Also, on November 21, 2008, the Board of Directors of the Company adopted resolutions which caused shares of the Company’s Common Stock to be issued to its officers as compensation for services rendered, as follows:  Peter Lindhout, President and Chief Executive Officer, - Five Million Six Hundred Sixty-six Thousand Six Hundred Sixty-six (5,666,666) shares;  Javan King, Chief Operating Officer and Secretary, - Five Million Six Hundred Sixty-six Thousand Six Hundred Sixty-seven (5,666,667) shares; and Andrew Jarvis, Chief Financial Officer and Treasurer, - Five Million Six Hundred Sixty-six Thousand Six Hundred Sixty-seven (5,666,667) shares.

The following section entitled “Principal Stockholders – Security Ownership of Certain Beneficial Owners and Management” sets forth the percentage of voting control following the change in control described herein.

2.  Comment:  You state “[t]he Company’s Board believes that it is desirable to have additional authorized shares of Common Stock and the ability to issue shares of Preferred Stock for possible future financings, possible future acquisitions and other general purposes.”  Please disclose explicitly whether you have any current plans, understandings or agreements to use any of the additional authorized shares for any financing, acquisitions or other purposes.  We may have additional comments after reviewing your response.

U.S. Securities and Exchange Commission
January 12, 2009
Page Three

2.  Response:  The section entitled “Purpose of Increasing Number of Authorized Shares of Common Stock” on page 10, is hereby changed to read as follows:

Purpose of Increasing Number of Authorized Shares of Common Stock

While the Company has no current plans, understanding or agreements to use of the additional authorized shares for any financings, acquisitions or other purposes, the Company’s Board believes that it is desirable to have additional authorized shares of Common Stock and the ability to issue shares of Preferred Stock for possible future financings, possible future acquisition transactions and other general corporate purposes. The Board believes that having such additional authorized shares of Common Stock and Preferred Stock available for issuance in the future should give the Company greater flexibility and may allow such shares to be issued without the expense and delay of a special stockholders’ meeting. Although such issuance of additional shares with respect to future financings and acquisitions would dilute existing stockholders, management believes that such transactions would increase the value of the Company to its stockholders.

With respect to Comment 3, you have advised us that the changes suggested in your comment may be treated on a prospective, go-forward basis.  Our future Quarterly and Annual Reports filed with the Commission will address the concerns set forth in Comment 3.

We hope that this supplemental information adequately addresses the issues raised in your comment letter.  Please advise us if we may proceed to file a Definitive Information Statement.

Sincerely,

/s/ Peter Lindhout
Peter Lindhout
Chairman of the Board and President